NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION

Concorde Investment Services, LLC (the "Company") is a securities broker-dealer organized as a limited liability company. The Company received its articles of organization from the State of Michigan in July 2009 and registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) in August 2010.

The Company is a wholly owned subsidiary of Concorde Holdings, Inc.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Federal Income Taxes

The Company files a consolidated income tax return with its Parent Company and subsidiaries. The provision for Federal income taxes for the year ended December 31, 2017 is based on a separate return filing.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination. With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for years before 2014 or state income tax examinations for years before 2013.

<u>Subsequent Events</u>

The Company has evaluated events and transactions for potential recognition or disclosure through February 26, 2018 which is the same date the financial statements were available to be issued.

NOTE 3 – TRANSACTIONS WITH PARENT COMPANY

The Parent Company provides furniture and fixtures, personnel, general administrative and consulting services to the Company in connection with the Company's business. Reimbursement of these expenses is based on an itemized schedule of amounts paid.

For the year ended December 31, 2017 charges for the services provided by Concorde Holdings, Inc. approximated $18,000, and are included in sales, general and administrative expenses in the accompanying statement of operations.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2017, the Company's net capital totaled $1,169,857 which was $1,005,743 in excess of its required net capital of $164,114. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was 2.1 to 1.

NOTE 5 – LEASE COMMITMENTS

The Company leases office space under operating leases expiring in December 2020. The remaining future minimum lease payments are as follows:

Year Ended December 31	Amount
2018	$ 114,000
2019	117,000
2020	120,000
Total	$ 351,000

The operating lease includes common area maintenance, property taxes and utilities.

For the year ended December 31, 2017 rent expenses pursuant to this lease approximated $113,000 and is included in sales, general and administrative expenses in the accompanying statement of operations.

NOTE 6 – CONTINGENCIES

At December 31, 2017, the Company was involved in various pending arbitration proceedings with the Financial Industry Regulatory Authority (FINRA) regarding claims by individuals for investment decisions made on their behalf by registered representatives of the Company. The disposition of these matters, in the opinion of management, will not have a material adverse effect on the Company's financial position.

During 2017, the Company entered into settlement agreements with individuals regarding various investment claims against the Company and its registered representatives. The settlements totaled $243,000 and are included in sales, general and administrative expenses in the Statement of Operations.

SUPPLEMENTARY INFORMATION

CONCORDE INVESTMENT SERVICES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Total ownership equity	$ 2,242,210
Deduct ownership equity not allowable for net capital	-
Total ownership equity qualified for net capital	2,242,210
Add:	
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
b. Other deductions or allowable credits	-
Total capital and allowable subordinated liabilities	
Deduction and/or charges:	
a. Total non-allowable assets from Statement of Financial Condition	1,072,553
b. Other deductions and/or charges	-
Other additions and/or allowable credits	-
Net capital before haircuts on securities positions	1,169,857
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	-
Net capital	1,169,857
Net capital requirement	164,114
Excess net capital	$ 1,005,743

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$ 2,461,710
Percentage of aggregate indebtedness to net capital	210%

Reconciliation with Company's Computation

There is no material difference between the computation of net capital as reported in Concorde Investment Services, LLC Part II amended (Unaudited) FOCUS report dated December 31, 2017 and the above calculations.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3

Concorde Investment Services, LLC is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer …".

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*****2248*********************MIXED AADC 220
68388 FINRA DEC
CONCORDE INVESTMENT SERVICES LLC
19500 VICTOR PKWY STE 550
LIVONIA, MI 48152-7009

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kathleen Hofer 248-824-6710

2. A. General Assessment (item 2e from page 2)		$ 28,548
B. Less payment made with SIPC-6 filed (**exclude interest**) 8/3/17 Date Paid		(12,042)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		16,506
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Concorde Investment Services
(Name of Corporation, Partnership or other organization)

Kathleen A Hofer
(Authorized Signature)

CFO
(Title)

Dated the 7 day of February, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period,
beginning 1/1/2017
and ending 12/31/2017

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

Eliminate cents

$ 26,084,008

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

26,084,008

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

6,951,702

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

97,995

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.

$ 2,400

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).

$

Enter the greater of line (i) or (ii)

2,400

Total deductions

7,052,097

2d. SIPC Net Operating Revenues

$ 19,031,911

2e. General Assessment @ .0015

$ 28,548

(to page 1, line 2.A.)

2

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
UPTON PROFESSIONAL BUILDING
30435 GROESBECK HIGHWAY
ROSEVILLE, MICHIGAN 48066

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 771-8970

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member of Concorde Investment Services, LLC
Livonia, Michigan

We have reviewed management's statements, included in the accompanying exemption report, in which Concorde Investment Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Concorde Investment Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and Concorde Investment Services, LLC stated that they met the identified exemption provisions for the year ended December 31, 2017 without exception. Concorde Investment Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Concorde Investment Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Carnaghi + Schwark, PLLC

Roseville, Michigan
February 26, 2018

Concorde Investment Services, LLC
Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5,
Subsection 240.17a-5(d)(1) and (4) of the U.S. Securities and Exchange Commission
December 31, 2017

Concorde Investment Services, LLC Exemption Report

The following statements are made to the best knowledge and belief of Kathleen Hofer as chief financial officer of Concorde Investment Services, LLC:

I, Kathleen Hofer, as the chief financial officer of Concorde Investment Services, LLC, (the Company) am responsible for complying with 17 C.F.R. Section 240.17a-5, ("Reports to be made by certain brokers and dealers") and complying with 17 C.F.R. Section 240.15c3-3(k) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. Section 240.17a-5 and the exemption provisions.

Based on this evaluation, I assert the following:

I identified the provisions of 17 C.F.R. Section 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(ii) all customer transactions cleared through another broker-dealer on a fully disclosed basis.

The Company met the identified exemption provisions for the fiscal year ended December 31, 2017 without exception.

I, Kathleen Hofer, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Kathleen A. Hofer   _CFO_
Signature   Title

_2/23/18_
Date